UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37792

NantHealth, Inc.

(Exact name of registrant as specified in its charter)

760 W Fire Tower Rd, Suite 107

Winterville, North Carolina 28590

(855) 949-6268

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒*
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 109

*

The registrant is suspending its Section 15(d) reporting obligations with respect to the securities listed above in reliance on prior no-action positions taken by the staff of the Division of Corporation Finance of the Securities and Exchange Commission in relation to Rule 12h-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, NantHealth, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NantHealth, Inc.

Date: February 13, 2024	By:	/s/ Bob Petrou
Bob Petrou
Chief Financial Officer